Mail Stop 3233
                                                                 July 31, 2018

     Via E-mail
     Geoffry P. Andres
     Property President
     Studio City International Holdings Limited
     36/F, The Centrium
     60 Wyndham Street
     Hong Kong

            Re:     Studio City International Holdings Limited
                    Amendment No. 3 to
                    Draft Registration Statement on Form F-1
                    Submitted June 13, 2018
                    CIK No. 0001713334

     Dear Mr. Andres:

           We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

            Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
     EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

           After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

     Prospectus Summary

     Key Operating Data, page 20

        1. Please revise footnote 3 to cross-reference the related risk factor disclosure on page 25.
           Please also tell us what consideration you gave to highlighting this risk in your summary discussion, either to balance the presentation of revenue or as a potential challenge the company may face.
 Geoffry P. Andres
Studio City International Holdings Limited
July 31, 2018
Page 2

Risk Factors, page 22

     2. Please provide risk factor disclosure regarding the arbitration provision, exclusive forum provision, and waiver of any right to trial by jury contained in your participation agreement and deposit agreement.

Management

Board of Directors, page 166

     3. Please revise to state if any of your directors were nominated or serve based on any arrangement or understanding with major shareholders. Refer to Item 4 of Form F-1 and
        Item 6.A.5 of Form 20-F.

Description of American Depositary Shares

Jurisdiction and Arbitration, page 212

     4. We note your disclosure regarding the arbitration provision contained in the participation agreement and deposit agreement. With respect to the disclosure for each agreement, please revise to:

            a. Clarify whether you intend for arbitration to be the exclusive means for resolving disputes, including any circumstances under which you may elect not to use arbitration;

            b. Describe more specifically the basis for your belief that this provision is enforceable under federal law and the laws of the State of New York;

            c. Clarify whether the provision applies to claims under the U.S. federal securities laws and whether it applies to claims other than in connection with this offering;

            d. Clarify whether purchasers of shares in a secondary transaction would be subject to the arbitration provision; and

            e. Revise to clarify that by agreeing to the arbitration provision, investors will not be deemed to waive the company or the depositary's compliance with the federal securities laws and the rules and regulations thereunder.

5. We note that under the terms of the deposit agreement, each holder, beneficial owner and holder of interest in the ADRs irrevocably waives any right to a trial by jury in any lawsuit or proceeding against the company or the depositary related to the shares, the
        ADSs or the deposit agreement. Please tell us if this provision applies to claims under the federal securities laws, and if so, clarify that investors will not be deemed to waive
 Geoffry P. Andres
Studio City International Holdings Limited
July 31, 2018
Page 3

         the company or the depositary's compliance with the federal securities laws and the rules and regulations thereunder. Please also describe the basis for your belief that this provision is enforceable under federal law and the laws of the State of New York.

Note 14. Related Party Transactions, page F-47

      6. We note your response to prior comment 3. Please revise the footnotes to the tables on pages 176, F-15, and F-47 to indicate the portion of these revenues that relate to non-
         Studio City gaming patrons.

        You may contact William Demarest, Staff Accountant, at (202) 551-3432 or Shannon
Sobotka, Staff Accountant, at (202) 551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul K. Patel, Staff Attorney, at (202)
551-3799 or Kim McManus, Senior Counsel, at (202) 551-3215 with any other questions.


                                                             Sincerely,

                                                             /s/ Sonia Gupta
Barros

                                                             Sonia Gupta Barros
                                                             Assistant Director
                                                             Office of Real
Estate and
                                                             Commodities

cc:      Jacqueline Wenchen Tang, Esq.